FILE 82-5247

JCDecaux

082-34631


SEC MAIL PROCESSING
RECEIVED
JUN 11 2007
WASH, D.C.
160
SECTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.


07024538

Neuilly-sur-Seine, J

File 82-5247
Issuer : JCDecaux SA
Country : France

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Chine
Corée
Croatie
Danemark
Espagne
Estonie
États-Unis
Finlande
France
Hongrie
Irlande
Islande
Italie
Japon
Lettonie
Lituanie
Luxembourg
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Russie
Serbie et Montenegro
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Turquie
Uruguay

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A press release dated April 4. 2007 in relation JCDecaux SA has entered the Qatari outdoor advertising market ;
- A press release dated April 23. 2007 in relation JCDecaux SA has confirmed its role as the industrial and strategic partner of Affichage Holding ;
- A press release dated April 23. 2007 regarding Jean Muller has been appointed Director of Commercial Development of JCDECAUX ;
- A press release dated April 24, 2007 in relation to JCDecaux Estonia has won 15-year agreement for Street Furniture in Tallinn ;
- A press release dated May 9, 2007 in relation to First Quarter : revenues up 7%, driven by solid organic revenue growth ;
- A press release dated May 15, 2007 regarding Annual General Meeting of JCDecaux SA on May 10, 2007 ;
- A press release dated May 21st, 2007 in relation to tremendous success for Aéo, the Aéroports de Paris digital netword ;
- A press release dated May 21st, 2007 in relation to JCDecaux SA has won the 3rd largest market in Norway for Street Furniture.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, danylouise.richet@jcdecaux.fr or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
JUN 21 2007





Dany Louise Richet
Legal Affairs
Head of the Stock Market / Company Law Department
Enc.

JCDecaux SA
Siège Social : 17, rue Soyer - 92523 Neuilly-sur-Seine Cedex - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

Société Anonyme à Directoire et Conseil de Surveillance au capital de 3 378 284,27 euros - 307 570 747 RCS Nanterre

JCDecaux

JCDecaux enters the Qatari outdoor advertising market

Out of Home Media

Paris, 4 April, 2007 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific, and the number two worldwide, announced today its first move into the Middle East through a joint venture agreement with Qatar Media Services in order to provide the City of Doha with outdoor advertising furniture and displays. Following this agreement, the Joint Venture called QMS Decaux will be equally owned by JCDecaux and by Qatar Media Services and will manage all outdoor advertising activities in Qatar.

Qatar Media Services (QMS) is the exclusive media representative for Qatari media such as television, press networks and outdoor advertising.

His Excellency Saad Al Mohannadi, CEO of Qatar Media Services said: *"Media is the heart of each country and plays major role in economy and industry , specially in a country like Qatar which is booming by all means.. Qatar Media Services has made a historical joint venture with JCDecaux .We see big opportunities for growth in Doha .We are convinced that JCDecaux is the right partner for ensuring that these opportunities materialize."*

Jean-Charles Decaux, Chairman of the Board and co-CEO of JCDecaux said: *"Thanks to its energy reserves and to an ambitious development plan, Qatar is a market which has a great potential for economic development. With Qatar Media Services, we would like to make Doha our showcase for the Middle East so that the region can benefit from our recent innovative outdoor advertising solutions ".*

Key Figures for the Group:

- 2006 revenues: €1,946.4M
- JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices
- N°1 worldwide in street furniture (334,000 advertising panels)
- N°1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, tramways and trains (213,000 advertising panels)
- N°1 in Europe for billboards (216,000 advertising panels)
- N°1 in outdoor advertising in China (83,000 advertising panels in 21 different cities)
- N°1 worldwide in self–service bicycles
- 763,000 advertising panels in 48 countries
- Present in 3,500 cities with over 10,000 inhabitants
- 8,100 employees

For more information, contact:

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

JCDecaux confirms its role as the industrial and strategic partner of Affichage Holding.

Out of Home Media

Paris, 23 April 2007 - JCDecaux SA (Euronext Paris : DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region and number two worldwide, has been informed that Compagnie Nationale à Portefeuille (CNP) has acquired a 25.30% holding in the capital of the Swiss company Affichage.

Following this shareholding acquisition by CNP, JCDecaux, itself a 30% shareholder, confirms its role as the commercial and strategic partner of Affichage, the leading outdoor advertising company in Switzerland and number 6 in the world.

On this occasion, Jean-Francois Decaux, Co-Chief Executive Officer of JCDecaux stated, "Since we took a shareholding in Affichage in 1999, JCDecaux has worked closely with the board of directors to maintain the independence of the group that holds 75% of the very developed market in outdoor advertising in Switzerland. In our view, this shareholding acquisition confirms the value and quality of this company and its management, as well as the validity of its growth strategy to which JCDecaux has contributed".

Key Figures for the Group:

- *2006 revenues: €1,946.4 million*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (334,000 advertising panels)*
- *N°1 worldwide in airport advertising with 141 airports and around 300 transport contracts in metros, buses, tramways and trains (213,000 advertising panels)*
- *N°1 in Europe for billboards (216,000 advertising panels)*
- *N°1 in outdoor advertising in China (83,000 advertising panels in 21 different cities)*
- *N°1 worldwide in self service bicycles*
- *763,000 advertising panels in 48 countries*
- *Present in 3,500 cities with over 10,000 inhabitants*
- *8,100 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

FILE 82-5247

JCDecaux

Jean Muller is appointed
Director of Commercial Development of JCDecaux

Paris, April 23, 2007 - Jean Muller has been appointed Director of Commercial Development of JCDecaux, a new post created within the framework of the new organization announced on April 10. Jean Muller reports to Isabelle Schlumberger, Executive Vice-President, Commerce & Development.

His duties will include the coordination and development of JCDecaux's cross-functional commercial activities in France (Street Furniture, Avenir, JCDecaux Airport and JCDecaux Artvertising). He will be responsible, in particular, for setting up and supervising the New Business Development team, ensuring the development the JCDecaux Innovate Department in addition to coordinating the Strategic Planning and Yield Management teams.

Jean Muller (37) is a graduate of the Institut Supérieur des Forces de Vente (Higher Institute for Commercial Studies) of the Chamber of Commerce and Industry of the Moselle. He began his career in 1990 in the Bacardi Martini Group as a Sector Manager before becoming Sales Training Officer and Head of Sales.
Starting in June 1996, he held a series of positions within NRJ Group. Initially working as the Regional Manager of Régie Networks until 1998, he subsequently perfected his expertise of the local market as France Sales Director from 1999 to 2003. He was then appointed Director of Commercial Development of NRJ Group and, in 2005, Executive Vice-President, France Sales of NRJ Group and President of the advertising space marketing services (NRJ Régies – which subsequently became NRJ Global – and Régie Networks).

Jean Muller was Chairman of SIRRP / Média Radio, the radio advertising union, from October 2005 to January 2007.

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Poland
Portugal
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Corporate Communications Department
Press Relations
Agathe Albertini
Tel.: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel.: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378 294.27 euros - # RCS: 307 570 747 Nanterre - FR 44307570747

JCDecaux

JCDecaux Estonia wins 15-year agreement for Street Furniture in Tallinn

Out of Home Media

Paris, 24 April 2007 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and number two worldwide announced today that its Estonian Subsidiary has been awarded a 15-year Street Furniture contract with the City of Tallinn.

The award covers the instalment, maintenance and management of 320 bus shelters, 140 free standing panels and 18 public toilets. This new contract will secure JCDecaux's presence in the City of Tallinn which is inhabited by one third of the country's population and which accounts for more than 50% of GDP in Estonia.

Jeremy Male, CEO UK & Northern Europe, said "We are delighted to have been chosen by the City of Tallinn. We look forward to working with the City to enhance the streetscape and provide improved services for its citizens. This very important contract will significantly improve the quality of our advertising networks in Estonia and it consolidates our N°1 position in Street Furniture and Outdoor Advertising in the Baltic countries".

Key Figures for the Group:

- *2006 revenues: €1,946.4 million*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (334,000 advertising panels)*
- *N°1 worldwide in airport advertising with 141 airports and around 300 transport contracts in metros, buses, tramways and trains (213,000 advertising panels)*
- *N°1 in Europe for billboards (216,000 advertising panels)*
- *N°1 in outdoor advertising in China (83,000 advertising panels in 21 different cities)*
- *N°1 worldwide in self service bicycles*
- *763,000 advertising panels in 48 countries*
- *Present in 3,500 cities with over 10,000 inhabitants*
- *8,100 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

FIRST QUARTER 2007: REVENUES UP 7.0%, DRIVEN BY SOLID ORGANIC REVENUE GROWTH

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Poland
Portugal
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Paris, 9 May 2007 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and the number two worldwide, announced today its revenues for the three months ended 31 March, 2007. On a reported basis, revenues increased by 7.0% to €473.1 million compared to €442.2 million in the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 5.8%, reflecting improvement across all three divisions, particularly in Billboard. Core advertising revenues, excluding revenues related to the sale, rental and maintenance of street furniture products, rose by 6.8% organically.

Q1 Revenues	2007 (€m)	2006 (€m)	Reported growth (%)	Organic growth[1] (%)
Street Furniture	239.0	227.5	5.0%	3.6%
Transport	120.6	110.8	8.8%	7.6%
Billboard	113.5	103.9	9.2%	8.5%
Total	**473.1**	**442.2**	**7.0%**	**5.8%**

(1) excluding acquisitions/divestitures and the impact of foreign exchange

Street Furniture revenues increased by 5.0% to €239.0 million from €227.5 million in the first quarter of 2006. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 3.6% over the period. Core advertising revenues, excluding revenues related to the sale, rental and maintenance of street furniture products, rose strongly (+ 6.4% organically).

In Europe, market conditions continued to strengthen in a number of countries and double-digit revenue increases were reported in the United Kingdom, Germany, Scandinavia and Spain. Portugal and Italy reported solid revenue growth over the quarter while advertising revenues declined slightly in France, in part due to the move of a small number of specialist retailers from Street Furniture to TV advertising.
In Asia-Pacific and the Rest of the World, revenues continued to produce double-digit organic revenue growth.

Transport revenues rose by 8.8% to €120.6 million from €110.8 million in the first quarter of last year. Excluding acquisitions and the impact of foreign exchange, organic revenues rose by 7.6%. Organic revenues grew in double digits across many geographies including the large markets of France, Spain and Portugal, while the United States and Austria produced high single-digit revenue growth over the period.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3.376,284.27 euros - RCS: 307 570 747 Nanterre - FR 44307570747

Billboard revenues improved by 9.2% to €113.5 million from €103.9 million in the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 8.5%. With double-digit organic revenue growth, the United Kingdom reported the best performance overall, benefiting from both a strong market outperformance and the recently-signed contract with BT payphones. Portugal and Ireland also grew in double digits over the period, while Spain and Austria produced strong revenue increases. In France, despite the opening of broadcast TV advertising to retailers, revenues grew slightly.

Commenting on the first quarter revenues and prospects for 2007, Jean-Charles Decaux, Chairman of the Executive Board and Co-Chief Executive Officer, said:

"As anticipated, our first quarter advertising revenues showed solid organic growth, reflecting sound increases across our three segments, and the particularly good performance of our Billboard division.
We continue to expect that our organic revenue growth in 2007 will be similar to that in 2006, within a likely range of 7-8%, reflecting the good opportunities in our markets and an acceleration of revenue growth in Transport."

Next information:
Annual Shareholders Meeting: 10 May 2007
Q2 2007 revenues: 24 July 2007 (after market)

Key Figures for the Group:

- *2006 revenues: €1,946.4 million*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (334,000 advertising panels)*
- *N°1 worldwide in airport advertising with 141 airports and around 300 transport contracts in metros, buses, tramways and trains (213,000 advertising panels)*
- *N°1 in Europe for billboards (216,000 advertising panels)*
- *N°1 in outdoor advertising in China (83,000 advertising panels in 21 different cities)*
- *N°1 worldwide in self service bicycles*
- *763,000 advertising panels in 48 countries*
- *Present in 3,500 cities with over 10,000 inhabitants*
- *8,100 employees*

For more information, contact :

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

JCDecaux

Out of Home Media

Annual General Meeting of JCDecaux SA on May 10, 2007

Paris, 15 May 2007– The combined Annual General Meeting of JCDecaux SA (Euronext Paris: DEC) was held on May 10, 2007.

This Annual Shareholders' meeting approved an increase of 5% in the dividend to 0.42€ and reported that in the first quarter of 2007 revenues increased by 7.0% to €473.1 million, confirming JCDecaux as a growth company. Organic revenue growth in 2007 will be similar to that in 2006, within a likely range of 7-8%, reflecting the good opportunities in its markets and an acceleration of revenue growth in Transport.

At the end of the meeting, the Supervisory Board appointed Mr Jean-François Decaux Chairman of the Executive Board and Mr Jean-Charles Decaux Chief Executive Officer of JCDecaux SA.

For commercial and public representation purposes, Mr Jean-François Decaux and Mr Jean-Charles Decaux use the title "Co-Chief Executive Officer" of JCDecaux.

Key Figures for the Group:

- *2006 revenues: €1,946.4 million; Q1 2007 revenues: €473.1m*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (334,000 advertising panels)*
- *N°1 worldwide in airport advertising with 141 airports and around 300 transport contracts in metros, buses, tramways and trains (213,000 advertising panels)*
- *N°1 in Europe for billboards (216,000 advertising panels)*
- *N°1 in outdoor advertising in China (83,000 advertising panels in 21 different cities)*
- *N°1 worldwide in self service bicycles*
- *763,000 advertising panels in 48 countries*
- *Present in 3,500 cities with over 10,000 inhabitants*
- *8,100 employees*

For more information, contact :

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

Tremendous success for Aéo, the Aéroports de Paris' first digital network!

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Poland
Portugal
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Paris, May 21st 2 007 – Aéo, the first airport audiovisual medium, developed by JCDecaux Airport for Aéroports de Paris in 2007, is the first digital airport network. This network has made it possible to develop a completely new form of relationship marketing using Bluetooth® technology in Aéroports de Paris departure areas designed to target particularly technophile airline passengers.

Aéo already has over 200 screens and will have installed 300 by the end of 2007, all strategically placed in the waiting areas at Paris-Charles de Gaulle and Paris-Orly airports. The full power and impact of Aéo has been revealed by the study carried out with Ipsos Média in December 2006:
- almost 7 out of 10 travellers in the departure area watch Aéo
- 9 out of 10 travellers memorise at least one category of programme: among the most frequently mentioned programmes are the weather report, the news and... the adverts!
72% claim that the programmes broadcasted on Aéroports de Paris' first news channel are pleasant to watch.

On average, an air passenger waits for 2 hours and 25 minutes in the departure area, a valuable dwell time and an ideal location for delivering a tailered message. Aéo is therefore a particularly competitive network in terms of cost and performance: more than 26 million contacts are generated in 1 month, i.e. a cost of 1.6 € for 1000 contacts.

As a result, JCDecaux Airport is launching the digital Business network, a system of over 410 panels combining the Aéo Bluetooth® digital network and the Business France display network.

Bluetooth® technology as developed by JCDecaux Airport (unobtrusive messages, monitoring statistics etc) guarantees flexible management when sending messages (according to the time, airport, type of files: text, video, audio, image...) and so provides airport communication campaigns with renewed proximity and visibility.

Consequently airport media is becoming the innovative trail-blazer that allows a special link to be created with a sought after, high contribution target.

Isabelle Schlumberger, President of JCDecaux Airport stated: "Aéo, Aéroports de Paris' first digital network, enables JCDecaux Airport to offer its customers a particularly powerful and effective media mix aimed at a national target made up of high socio-professional categories. The new network once again demonstrates that JCDecaux is at the cutting edge of innovation in terms of new technologies developed on its various communication supports."

http://www.jcdecauxairport.fr/innovation/les-programmes.php

Sources: Etudes Ipsos Média – Map 2006 and Aéo Dec. 2006 (450 interviews, pop. French and international).

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378,284.27 euros - # RCS: 307 570 747 Nanterre - FR 44307570747

JCDecaux

Key Figures for the Group:

- 2006 revenues: €1,946.4 million; Q1 2007 revenuez: €473.1m
- JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices
- N°1 worldwide in street furniture (334,000 advertising panels)
- N°1 worldwide in airport advertising with 141 airports and around 300 transport contracts in metros, buses, tramways and trains (213,000 advertising panels)
- N°1 in Europe for billboards (216,000 advertising panels)
- N°1 in outdoor advertising in China (83,000 advertising panels in 21 different cities)
- N°1 worldwide in self service bicycles
- 763,000 advertising panels in 48 countries
- Present in 3,500 cities with over 10,000 inhabitants
- 8,100 employees

JCDecaux
Press relations
Nathalie Delebarre
Tel: +33 (0)1 30 79 35 38
nathalie.delebarre@jcdecaux.fr

JCDecaux

JCDecaux wins the 3rd largest market in Norway for Street Furniture

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Poland
Portugal
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Paris, 21 May 2007 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and number two worldwide announced today that its Norwegian Subsidiary has been awarded a 14-year Street Furniture contract with the National Road Authority for the County of Rogaland. Rogaland is the 3rd largest urban area in Norway with a population of 405,000 and includes the Norwegian "Oil Capital"; Stavanger and the shipping centre of Haugesund.

The award covers the instalment, maintenance and management of 700 bus shelters. This new contract will secure JCDecaux's presence in the region and its market leading position in the Street Furniture segment in Norway.

Jeremy Male, CEO UK & Northern Europe, said "We are delighted to have been chosen by the Rogaland region. We look forward to working with the National Road Authority to enhance the streetscape and provide improved services for its bus passengers. This very important contract will significantly improve the quality of our advertising networks in Norway and it consolidates our N°1 position in Street Furniture in the Nordic region".

Key Figures for the Group:

- 2006 revenues: €1,946.4 million ; Q1 revenues: €473.1 million
- JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices
- N°1 worldwide in street furniture (334,000 advertising panels)
- N°1 worldwide in airport advertising with 141 airports and around 300 transport contracts in metros, buses, tramways and trains (213,000 advertising panels)
- N°1 in Europe for billboards (216,000 advertising panels)
- N°1 in outdoor advertising in China (83,000 advertising panels in 21 different cities)
- N°1 worldwide in self service bicycles
- 763,000 advertising panels in 48 countries
- Present in 3,500 cities with over 10,000 inhabitants
- 8,100 employees

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

END

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,376,284.27 euros - # RCS 307 570 747 Nanterre FR 44307570747